Free Writing Prospectus

Van Eck Merk Gold Trust

MutualFundWire.com

0001546652

Pursuant to 433/164

333-180868

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Thursday, November 05, 2015

An OUNZ of Mutual Fund Partnership

A niche mutual fund boutique is teaming up with a larger shop to help distribute its year-and-a-half-old ETF. And if the partnership goes well they could take things up a notch

Last week Merk Investments [profile] and Van Eck Global [profile] sealed a marketing deal. The Merk Gold Trust ETF (OUNZ) has been rebranded as the Van Eck Merk Gold Trust, and Van Eck will be marketing the ETF. The ETF gives its shareholders the option to take physical delivery of the gold behind it, "if and when desired".

"We remain the sponsor. We're also going to continue to independently market," Merk president and chief investment officer Axel Merk tells MFWire. "Van Eck is going to help us to get the word out ... Other than that not much is changing."

"We are very excited about [the partnership]," Merk says. "We think that this product can be much bigger."

Merk launched the ETF in May 2014, and the ETF has since grown to more than $80MM in AUM. Over the same time frame, Merk notes, "other gold commodities vehicles lost assets."

"We have a sales force of one ... We've been looking for ways to boot our distribution," Merk says. "Van Eck was very interested in having a physical gold product."

The discussions, Merk says, began earlier this year. Under the terms of the deal, if the partnership is successful Van Eck can take more control.

"Once AUM crosses $500 million, they have the option to take over as sponsor," Merk says. "The economics of the agreement won't change, though."

The partnership is a first for both Merk and Van Eck. Merk also offers currency mutual funds, and he's open to considering similar marketing partnerships for that side of the business.

As for Van Eck, ETF business product manager Brandon Rakszawski describes the deal as a "natural partnership."

"We have a long history of offering gold- and commodity-related investments," Rakszawski tells MFWire. "Merk has really provided the market with what we believe to be a unique, attractive way to gain exposure to gold ... We were happy to partner with Merk to expand the distribution reach of the ETF."

Rakszawski says the deal "was really an isolated opportunity," though Van Eck is still on the prowl for other deals.

"We are always open to new and innovative ways to provide exposures to sectors, classes, countries," Rakszawski says, calling Van Eck opportunistic when it comes to "strategic investment opportunities."

Printed from: MFWire.com/story.asp?s=52907

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Axel Merk
Merk Investments
President, Chief Investment Officer

The issuer has filed a registration statement with the SEC for offering to which this communication relates. Before you invest, you should read the prospectus and other documents.